SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **July 27, 2000**

CONDOR TECHNOLOGY SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**0-23635**	**54-1814931**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

170 Jennifer Road, Suite 325 **Annapolis, Maryland**	**21401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 266-8700**

Not applicable
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

Bank Matters

Under the Company's credit facility, as amended, the Company was required to pay to its Lenders on or before August 1, 2000 $8,000,000 to permanently reduce, on a pro rata basis, the Revolving Credit Loans and the Term Loans (as defined in the Letter Agreement dated July 27, 2000). On July 27, 2000, the Lenders waived its right to receive the $8,000,000 and agreed to accept in lieu of the $8,000,000 payment, an initial payment of $2,721,500, which was applied to permanently reduce the Obligations; and an assignment of the Company's right to receive the deferred purchase price payable with respect to the sale of the assets of Interactive Software Systems Incorporated. A copy of the Letter Agreement dated July 27, 2000 is filed herewith as Exhibit 10.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONDOR TECHNOLOGY SOLUTIONS, INC.

Date: August 4, 2000

By: /s/ W. M. ROBBINS

W. M. Robbins
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibits

10.2   Letter agreement dated July 27, 2000